

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2013

Via E-mail
Brent Bedford
Chief Executive Officer
Perpetual Industries Inc.
#110, 5-8720 Macleod Trail South
Calgary, Alberta,
Canada

Re: **Perpetual Industries Inc.**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed October 25, 2013
     File No. 333-187134

Dear Mr. Bedford:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Information, page 7

1.   We note your revisions made in response to prior comment 4. Please disclose the amounts paid to individuals you identify in the second paragraph on page 8. Also, please describe why Beaver Parts Ltd. is a Variable Interest Entity under GAAP in plain, every-day non-accounting terms. We note in this regard the agreement filed as Exhibit 10.8 between you and Beaver Parts pursuant to which you may lend them money. If this is a related party, please make all of the disclosures required by Regulation S-K Item 404 in an appropriate location in your filing. We also note from the agreement that all principal and interest outstanding under that agreement was to be repaid by August 31, 2013. Please update your disclosure as appropriate. We note from your financial statement footnotes that you have written off the entire principal and interest owed to you by Beaver Parts since 2010. Given your view of Beaver Parts' financial condition, please disclose how their financial condition may affect the benefits you expect to derive from

the various relationships that you have with Beaver Parts; including risk disclosure as appropriate.

2.   We note your discussion in the risk factor on page 13 that two customers who are owned by non-affiliated shareholders represent 93% of your revenues. With a view towards revised disclosure, please tell us why those shareholders are not affiliates of your company and whether they are selling any of their shares in this offering.

Description of Business, page 38

3.   We note from the risk factor you have added to page 15 that a substantial number of ETI's original patents have begun to expire. Please expand your disclosure to include all of the disclosures required under Regulation S-K Item 101(c)(1)(iv).

Our Employees, page 46

4.   Please disclose whether your current employees are working on a part-time or full-time basis.

Note 4 – Loan Receivable and Lease Obligation, page 75

5.   We note your conclusion that you are not the primary beneficiary of this entity. Please provide us with additional analysis that supports your conclusion that you are not the primary beneficiary. Discuss whether you have additional commitments to loan money to the entity and if so, how that impacts your analysis as to whether you are the primary beneficiary. Also clarify for us how your leasing of office space from the entity impacts your analysis.

Note 9 – Related Party Transactions and Commitments, page 80

-Management and Other Expenses, page 80

6.   We note your response to prior comment 14. In light of your disclosure that the deferred wages are "due upon demand," it appears the amount accrued should be reflected as current liabilities. Please revise or otherwise explain to us why you believe classification as non-current is appropriate.

Exhibits

7.   We note from your response to prior comment 12 that you have redacted certain information from your exhibits. Please file a confidential treatment application with regards to such information so that we can process your request for confidential treatment as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford, at (202) 551-3637 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Todd Feinstein, Esq.